SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 15 December 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




15 December 2005

       Bank of Ireland Increases Size of Fixed/Floating Rate Subordinated
                 Notes Issue due 22 January 2018 to GBP400million

The Bank of Ireland 4.875% 2018 non call 2013 Sterling Lower Tier 2 issue has been increased by GBP50m, taking total issue size to GBP400m. Issue price for the tap is 99.438 giving a reoffer spread of 61bps over UKT 5% 2014. Lead managers are Davy, RBS and UBS Investment Bank.

Application will be made to the Irish Stock Exchange for admission of the notes to the Official List. Stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

Enquiries:

Brian Kealy, Head of Capital Management                       003531 - 6043537

Geraldine Deighan, Head of Investor Relations                 003531 -6043501

Dan Loughrey, Head of Group Corporate Communications          003531 - 6043833




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 15 December 2005